904 Jamesmeier Road
P.O. Box 82
Farley, Iowa 52046
563-744-3554
www.wdbiodiesel.net
December 21, 2007
U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Western Dubuque Biodiesel, LLC Amendment No. 2 to Registration Statement on Form 10-SB/A Filed on: November 13, 2007 File No. 0-52617
Dear Ms. Long:
We are in receipt of your letter dated November 28, 2007, providing comments on Western Dubuque Biodiesel, LLC’s (the “Company”) Amendment No. 2 to its registration statement on Form 10-SB as originally filed with the Commission on April 30, 2007 and amended on August 10, 2007 and November 13, 2007 and its quarterly report on Form 10-QSB for the quarter ended September 30, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement and quarterly report, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing an amendment to our quarterly report for the quarter ended September 30, 2007 on Form 10-QSB/A.
General
1.
As we advised you by telephone on November 21, 2007, please amend your pending application for confidential treatment of portions of certain exhibits to the Form 10-SB to comply with the proposed revisions that are reflected in your faxed letter to us dated October 13, 2007. Please be aware that we will not clear comments on the Form 10-SB registration statement until the successful resolution of any issues relating to the confidential treatment application.

RESPONSE:
Pursuant to a telephone message from Ms. Dorine Miller on or about November 30, 2007, this comment has been cleared.

Financial Statements
Form 10-Q for the Quarter Ended September 30, 2007
Item 3. Controls and Procedures
2.
We note your statement that the chief executive officer and chief financial officer have concluded that “except for the material weaknesses disclosed in the following paragraph, our disclosure controls and procedures are effective.” Given your reference to the material weaknesses it is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified material weaknesses, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified material weaknesses. Or, if true, you can state that given the identified material weaknesses, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

RESPONSE:

In the amendment to our quarterly report, we have revised our disclosure to state that the chief executive officer and chief financial officer have concluded that “due to the material weaknesses described below, our disclosure controls and procedures are not effective.”

3.
We note your disclosure that “Except as set forth above, there have been no changes in our internal control over financial reporting that occurred during the period covered by this quarterly report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:
In the amendment to our quarterly report, we have revised our disclosure to state that “there have been no changes in our internal control over financial reporting that occurred during the period covered by this quarterly report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”
Additional Items
In addition to the changes noted above, we added the disclosure that our “management has increased its review of financial information, specifically related to inventory valuation and hedging activities” as a result of the material weakness identified.
Statement of Western Dubuque Biodiesel, LLC
Western Dubuque Biodiesel, LLC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-QSB/A. Further, the Company acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Bruce Klostermann
Bruce Klostermann, Chief Executive Officer
Enclosure